UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ATS CORPORATION

(Name of Subject Company (Issuer))

ATLAS MERGER SUBSIDIARY, INC.

(Offeror)

A Wholly Owned Subsidiary of

SALIENT FEDERAL SOLUTIONS, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

Thomas E. Dunn
Executive Vice President and
Chief Executive Officer
Salient Federal Solutions, Inc.
4000 Legato Road, Suite 600
Fairfax, Virginia, 22033
(703) 891-8200

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copies to:

Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Lawrence R. Bard, Esq.
Morrison & Foerster LLP
1650 Tysons Boulevard, Suite 400
McLean, Virginia 22102
(703) 760-7700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$76,096,838.40(1)	$8,720.70(2)

(1) Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 23,780,262 shares of ATS Corporation common stock (representing the shares of common stock outstanding, including shares of common stock subject to vesting or other forfeiture conditions or repurchase by ATS Corporation and shares issuable pursuant to outstanding ATS Corporation employee stock options, in each case as of February 27, 2012) by $3.20 per share, which is the offer price.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	n/a	Filing Party:	n/a

Form of Registration No:	n/a	Date Filed:	n/a

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Atlas Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation.  This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of ATS Corporation, a Delaware corporation (the “Company”), at a purchase price of $3.20 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 28, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.                    Summary Term Sheet.

Regulation M-A Item 1001.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.                    Subject Company Information.

Regulation M-A Item 1002.

(a) Name and Address.        The name of the subject company and the issuer of the securities to which this Schedule TO relates is ATS Corporation, a Delaware corporation. The Company’s principal executive offices are located at 7925 Jones Branch Drive, McLean, Virginia 22102. The Company’s telephone number at such address is (571) 766-2400.

(b) Securities.       This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of the Company. The Company has advised Purchaser that, as of February 27, 2012, 23,253,262 Shares were issued and outstanding (including 149,258 Shares subject to vesting or other forfeiture conditions or repurchase by the Company) and 527,000 Shares were issuable pursuant to outstanding Company employee stock options with an exercise price of less than $3.20 per Share. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price.          The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.                    Identity and Background of Filing Person.

Regulation M-A Item 1003.

(a)—(c) Name and Address; Business and Backgrounds of Entities; and Business and Background of Natural Persons.           This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.                    Terms of the Transaction.

Regulation M-A Item 1004.

(a). Material Terms.             The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.                    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005.

(a). Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction”, “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(b).Significant Corporate Events.    The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction”, “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.                    Purposes of the Transaction and Plans or Proposals.

Regulation M-A 1006.

(a). Purposes.        The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(c). Plans.              The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 7.                    Source and Amount of Funds or Other Consideration.

Regulation M-A 1007.

(a). Source of Funds.           The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Background of the Offer; Past Contacts or Negotiations with the Company” and “Source and Amount of Funds” is incorporated herein by reference.

(b). Conditions.    The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Background of the Offer; Past Contacts or Negotiations with the Company” and “Source and Amount of Funds” is incorporated herein by reference.

(d). Borrowed Funds.          The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Background of the Offer; Past Contacts or Negotiations with the Company” and “Source and Amount of Funds” is incorporated herein by reference.

Item 8.                    Interest in Securities of the Subject Company.

Regulation M-A Item 1008.

(a). Securities Ownership.  The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(b). Securities Transactions.                             None.

Item 9.                    Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009.

(a). Solicitations or Recommendations.          The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.                 Financial Statements.

Regulation M-A Item 1010.

(a). Financial Information.                Not applicable.

(b). Pro Forma Information.              Not applicable.

Item 11.                 Additional Information.

Regulation M-A Item 1011.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c). Other Material Information.       The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.                 Exhibits.

Regulation M-A Item 1016.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 28, 2012.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued on February 21, 2012, incorporated herein by reference to the Schedule TO filed by Salient Federal Solutions Inc. on February 21, 2012.

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on February 28, 2012.

(b)(1)	Equity Commitment Letter, dated as of February 17, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership,

Frontenac IX Private Capital (Cayman) Limited Partnership and Salient Federal Solutions, Inc.

(b)(2)	Mezzanine Financing Letter, dated as of February 16, 2012, by and between PNC Mezzanine Capital and Salient Federal Solutions, Inc.

(b)(3)

Debt Financing Letter, dated as of February 17, 2012, by and among RBS Citizens, N.A., Citizens Bank of Pennsylvania, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Bank of America, N.A., Suntrust Robinson Humphrey, Inc., Suntrust Bank and Salient Federal Solutions, Inc.

(b)(4)

Limited Guaranty, dated as of February 21, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership, Frontenac IX Private Capital (Cayman) Limited Partnership and ATS Corporation.

(d)(1)

Agreement and Plan of Merger, dated as of February 21, 2012, by and among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(2)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(3)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(4)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Dr. Edward H. Bersoff, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(5)

Undertaking Agreement, dated as of February 21, 2012, by and among Lampe, Conway & Co., LLC, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(6)

Undertaking Agreement, dated as of February 21, 2012, by and among Revelation Special Situations Fund Ltd., Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.6 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(7)

Undertaking Agreement, dated as of February 21, 2012, by and among Carl Marks & Co., Inc. and other parties, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(8)

Undertaking Agreement, dated as of February 21, 2012, by and among Minerva Group LP, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.8 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(9)	Exclusivity Agreement, dated as of October 4, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.

(d)(10)	First Amendment to Exclusivity Agreement, dated as of November 4, 2011, by and between Salient Federal Solutions, Inc. and ATS Corporation.

(d)(11)	Non-Disclosure Agreement, dated as of March 31, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.

(g)	None.

(h)	None.

Item 13.                 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS MERGER SUBSIDIARY, INC.

By	/s/ Thomas E. Dunn

Name: Thomas E. Dunn

Title: Chief Financial Officer

SALIENT FEDERAL SOLUTIONS, INC.

By	/s/ Thomas E. Dunn

Name: Thomas E. Dunn

Title: Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 28, 2012.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued on February 21, 2012, incorporated herein by reference to the Schedule TO filed by Salient Federal Solutions Inc. on February 21, 2012.

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on February 28, 2012.

(b)(1)

Equity Commitment Letter, dated as of February 17, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership, Frontenac IX Private Capital (Cayman) Limited Partnership and Salient Federal Solutions, Inc.

(b)(2)	Mezzanine Financing Letter, dated as of February 16, 2012, by and between PNC Mezzanine Capital and Salient Federal Solutions, Inc.

(b)(3)

Debt Financing Letter, dated as of February 17, 2012, by and among RBS Citizens, N.A., Citizens Bank of Pennsylvania, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Bank of America, N.A., Suntrust Robinson Humphrey, Inc., Suntrust Bank and Salient Federal Solutions, Inc.

(b)(4)

Limited Guaranty, dated as of February 21, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership, Frontenac IX Private Capital (Cayman) Limited Partnership and ATS Corporation.

(d)(1)

Agreement and Plan of Merger, dated as of February 21, 2012, by and among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(2)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(3)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(4)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Dr. Edward H. Bersoff, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(5)

Undertaking Agreement, dated as of February 21, 2012, by and among Lampe, Conway & Co., LLC, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(6)

Undertaking Agreement, dated as of February 21, 2012, by and among Revelation Special Situations Fund Ltd., Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.6 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(7)

Undertaking Agreement, dated as of February 21, 2012, by and among Carl Marks & Co., Inc. and other parties, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(8)

Undertaking Agreement, dated as of February 21, 2012, by and among Minerva Group LP, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.8 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.

(d)(9)	Exclusivity Agreement, dated as of October 4, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.

(d)(10)	First Amendment to Exclusivity Agreement, dated as of November 4, 2011, by and between Salient Federal Solutions, Inc. and ATS Corporation.

(d)(11)	Non-Disclosure Agreement, dated as of March 31, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.

(g)	None.

(h)	None.